January 22, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

Re:                             eMagin Corporation

Registration Statement on Form S-1 (Registration No. 333-222375) -

Concurrence in Acceleration Request

Ladies and Gentlemen:

Craig-Hallum Capital Group LLC (“Craig-Hallum”), as managing underwriter for the referenced offering, hereby concurs in the request by eMagin Corporation that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. Eastern Time on Wednesday, January 24, 2018, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act.  Craig-Hallum affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

CRAIG-HALLUM CAPITAL GROUP LLC

By:	/s/ Rick Hartfiel
Name: Rick Hartfiel
Title: Director of Investment Banking